UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2023
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE
On May 9, 2023, trivago N.V. (the “Company”) received the resignation of Axel Hefer as managing director and chief executive officer of the Company. On the same day, the Company’s supervisory board approved such resignation, and elected Johannes Thomas to replace Mr. Hefer as a temporary member of the Company's management board, pending his appointment by the Company's next general meeting of shareholders. Upon his appointment as temporary member of the management board, Mr. Thomas has all powers and responsibilities of a management board member, as if he had been appointed by the general meeting of shareholders. In addition, the Company's management board designated Jasmine Ezz and Andrej Lehnert as temporary officers and members of the Company’s leadership team. The Company’s founder, Rolf Schrömgens, will also return to the Company, initially serving as an advisor. The supervisory board intends to nominate Ms. Ezz and Mr. Lehnert for appointment as managing directors and Mr. Schrömgens for appointment as supervisory director by the Company's next general meeting of shareholders. A press release concerning these management changes is furnished as Exhibit 99.1 hereto.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.
Date: May 9, 2023	By:	/s/ Matthias Tillmann
Matthias Tillmann
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated May 9, 2023.